UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 4)

CDK GLOBAL, INC.

(Name of Subject Company)

CDK GLOBAL, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12508E101

(CUSIP Number of Class of Securities)

Brian Krzanich
Chief Executive Officer
CDK Global, Inc.
1950 Hassell Road
Hoffman Estates, IL 60169
(847) 397-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:

Lee J. Brunz Executive Vice President, General Counsel and Secretary CDK Global, Inc. 1950 Hassell Road Hoffman Estates, IL 60169 (847) 397-1700	Scott A. Barshay David S. Huntington Kyle T. Seifried Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 22, 2022 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by CDK Global, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Central Merger Sub Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Central Parent Inc., a Delaware corporation (formerly known as Central Parent LLC) (“Parent”), to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”) pursuant to the Agreement and Plan of Merger, dated as of April 7, 2022, by and among Parent, Purchaser and the Company (as it may be amended from time to time, the “Merger Agreement”) at a price of $54.87 per Share, to the seller in cash, without interest and less any applicable withholding tax, upon the terms and conditions set forth in the Offer to Purchase, dated April 22, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on April 22, 2022 by Purchaser (together with any amendments and supplements thereto, the “Schedule TO”).

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new subsection immediately prior to the subsection entitled “–Cautionary Statement Regarding Forward-Looking Statements” in its entirety as follows:

“Final Results of the Offer and Completion of the Merger

The Offer and withdrawal rights expired at 5:00 p.m., New York City time, on Tuesday, July 5, 2022. The depository for the Offer has advised Purchaser that, as of the expiration of the Offer, a total of 67,550,913 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as such terms are defined by Section 251(h) of the DGCL) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 57.8% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied or waived. Accordingly, Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer and will promptly (and in any event within 3 business days of such acceptance) pay for all such Shares in accordance with the terms of the Offer.

As a result of its acceptance for payment of the Shares validly tendered and not properly withdrawn pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement without a vote of the stockholders of the Company. Accordingly, Parent and Purchaser expect to complete the acquisition of the Company on Wednesday, July 6, 2022 by consummating the Merger, with the Company surviving the Merger as a wholly-owned subsidiary of Parent, pursuant to the Merger Agreement without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than Shares (i) irrevocably accepted for purchase by Purchaser in the Offer, (ii) that immediately prior to the Effective Time are owned by the Company, Parent, Purchaser, any other direct or indirect wholly owned subsidiary of Parent or any direct or indirect wholly owned subsidiary of the Company or that are held in the Company’s treasury and (iii) that are issued and outstanding immediately prior to the Effective Time and that are held by a Company stockholder who is entitled to demand and properly demands the appraisal of such Shares in accordance with and complies in all respects with, Section 262 of the DGCL) will be automatically converted into the right to receive $54.87 in cash, without interest thereon and subject to any tax withholding, which is the same amount per share paid in the Offer.

Following consummation of the Merger, Parent will cause the Shares to be delisted and to cease to trade on NASDAQ. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and the suspension of all of the Company’s reporting obligations under the Exchange Act as soon as reasonably practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CDK GLOBAL, INC.

By:	/s/ Lee J. Brunz
Name: Lee J. Brunz
Title: Executive Vice President, General Counsel and Secretary

Date: July 6, 2022